Exhibit 99.170

Q2 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Expressed in thousands of Canadian Dollars

TSX : VLNS
OTCQX : VLNCF

The Valens Company Inc.

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-26

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at May 31, 2021 and November 30, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars)

		May 31, 2021	November 30, 2020
	Notes	$	$
ASSETS
Current
Cash		23,926	20,344
Marketable securities and derivatives	4	-	1,032
Trade and other receivables	5	38,781	27,544
Prepaid expenses and other current assets	7	12,380	12,530
Promissory note receivable	8	-	1,409
Income tax receivable		2,664	1,236
Inventory	11,15	15,220	14,383
		92,971	78,478
Non-Current
Property, plant and equipment	9	65,997	53,156
Intangible assets	10	28,305	31,819
Other non-current receivables	16	897	-
Goodwill	6	21,814	4,123
TOTAL ASSETS		209,984	167,576
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		16,397	14,396
Term loan – current	12	8,500	2,025
Contractual obligation – current	13	2,338	1,660
Lease liabilities – current		520	547
Contingent consideration – current	6	1,425	-
Onerous contract provision	22	411	819
Income taxes payable		153	414
		29,744	19,861
Non-Current
Term loan	12	-	6,913
Contractual obligation	13	6,409	9,041
Contingent consideration	6	1,385	-
Lease liabilities		3,659	3,903
Deferred tax liability		111	472
		41,308	40,190
Shareholders’ equity
Share capital	17	212,970	162,585
Reserves	17	25,590	19,651
Obligation to issue shares	17	1,711	1,933
Deficit		(71,595)	(56,783)
		168,676	127,386
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		209,984	167,576

Commitments and contingencies (Note 22)
Subsequent events (Notes 12, 24)
Approved on behalf of the Board on July 14, 2021:

Signed	Signed

”Tyler Robson”	”Drew Wolff”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		For the three months ended		For the six months ended
			May 31,		May 31,
		2021	2020	2021	2020
	Notes			$	$
Revenue		20,469	17,627	42,243	49,607
Excise taxes		(1,705)	-	(3,465)	-
Net revenue	14	18,764	17,627	38,778	49,607
Cost of sales	9,11,15	14,434	9,839	29,327	21,308
Inventory valuation allowance	11	194	1,470	545	3,894
Gross profit		4,136	6,318	8,906	24,405
Operating expenses
Advertising and promotion		688	302	1,052	685
Depreciation and amortization	9,10	2,702	2,413	5,211	4,822
Facility costs		485	576	955	939
General and administrative		1,039	742	1,796	1,177
Impairment loss (recovery) on trade receivables		124	(112)	186	246
Insurance		586	434	958	719
Management and consulting fees	16	838	588	1,541	1,255
Professional fees		2,313	849	2,875	1,362
Research, extraction and lab supplies		764	525	1,425	1,437
Share-based payments	16,17	1,245	2,152	2,976	4,871
Travel and business development		35	38	53	248
Wages and salaries	15,16	4,155	1,474	7,863	3,772
		14,974	9,981	26,891	21,533
Income (loss) from operations		(10,838)	(3,663)	(17,985)	2,872
Other income (expense)
Interest income	8	121	116	388	367
Financing costs		(148)	-	(325)	-
Foreign exchange gain (loss)	13	449	(307)	658	(519)
Joint venture termination cost	16	-	-	-	(931)
Accretion	12,13	(123)	(166)	(826)	(299)
Gain on disposal of capital assets		-	-	34	-
Gain on marketable securities and derivatives	4	-	-	395	-
		299	(357)	324	(1,382)
Income (loss) before income taxes		(10,539)	(4,020)	(17,661)	1,490
Provision for (recovery of) income taxes	18
Current		(1,603)	(418)	(2,488)	2,629
Deferred		(277)	(74)	(361)	(154)
		(1,880)	(492)	(2,849)	2,475
Loss and comprehensive loss for the period		(8,659)	(3,528)	(14,812)	(985)
Basic and diluted loss per common share		(0.05)	(0.03)	(0.10)	(0.01)
Weighted average number of common shares
outstanding
Basic and diluted		157,671,801	127,821,288	146,792,924	126,764,839

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
				Obligation to
		Amount	Reserves	issue shares	Deficit	Total
	Number	$	$	$	$	$
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants (Note 17(g))	175,424	851	(333)	-	-	518
Shares issued for exercise of options (Note 17 (h))	31,250	117	(57)	-	-	60
Share-based payments (Note 17(i))	600,000	960	3,977	(66)	-	4,871
Shares issued for SoRSE agreement (Note 17(j))	1,730,432	5,070	-	-	-	5,070
Shares cancelled – normal course issuer bid (Note 17(k))	(43,600)	(54)	-	-	(44)	(98)
Loss for the period	-	-	-	-	(985)	(985)
Balance, May 31, 2020	127,997,602	160,770	16,177	2,309	(37,086)	142,170
Balance, November 30, 2020	129,173,184	162,585	19,651	1,933	(56,783)	127,386
Exercise of RSUs (Note 17(a))	84,234	79	(291)	-	-	(212)
Shares issued for exercise of warrants (Note 17(b))	3,500	10	(1)	-	-	9
Shares issued for exercise of options (Note 17 (c))	217,704	913	(432)	-	-	481
Units issued through bought deal financing (Note 17(d))	19,364,000	35,630	4,066	-	-	39,696
Share issuance costs (Note 17(d))	-	(2,929)	-	-	-	(2,929)
Share-based payments (Note 17(e))	305,000	468	2,597	(222)	-	2,843
Shares issued for acquisition of LYF (Note 17 (f) , Note 6)	9,318,095	16,214	-	-	-	16,214
Loss for the period	-	-	-	-	(14,812)	(14,812)

Balance, May 31, 2021	158,465,717	212,970	25,590	1,711	(71,595)	168,676

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars)

		May 31, 2021	May 31, 2020
	Notes	$	$
OPERATING ACTIVITIES
Loss for the period		(14,812)	(985)
Adjustment for non-cash items:
Depreciation and amortization		5,935	5,229
Share-based payments		2,976	4,871
Inventory valuation allowance		545	3,894
Impairment loss on trade receivables		186	-
Provision (recovery) for income taxes		(2,849)	2,475
Interest expense on lease liability		107	64
Accretion		826	299
Foreign exchange (gain) loss		(658)	519
Interest income on promissory note receivable		(217)	(16)
Gain on disposal of capital assets		(34)	-
Gain on marketable securities and derivatives		(395)	-
Working capital adjustments:
Trade and other receivables		(11,407)	92
Prepaid expenses and other current assets		1,226	(1,857)
Inventory		(844)	(24,920)
Repayment of contractual obligation		(1,545)	-
Accounts payable and accrued liabilities		2,911	3,901
Income taxes (paid) / recovered		798	(5,603)
		(17,251)	(12,037)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(12,562)	(12,116)
Acquisition of intangible assets		(157)	(7,921)
Repayment of promissory note	8	1,614	-
Proceeds from sale of capital assets		73	-
Issuance of promissory note receivable		(750)	(1,000)
Acquisition of LYF	6	(3,713)	-
Proceeds on sale of marketable securities and derivatives		794	-
		(14,701)	(21,037)
FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs		-	19,394
Proceeds from bought deal, net of share issuance costs	17	36,767	-
Proceeds from exercise of warrants		9	518
Proceeds from exercise of stock options		481	60
Payment on exercise of RSUs		(212)	-
Payment to settle obligation to issue shares		(133)	-
Purchase of shares under normal course issuer bid		-	(98)
Repayments of term loan		(1,000)	-
Payments on lease liability		(378)	(121)
		35,534	19,753
CHANGE IN CASH		3,582	(13,321)
Cash, beginning of period		20,344	49,888
Cash, end of period		23,926	36,567

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1. DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 199 Bay Street, 5300 Commerce Court West, Toronto, ON, M5L 1B9.

Valens Agritech Ltd. (“VAL”), was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to perform analytical testing services on cannabis products.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. (“LYF”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

On April 21, 2021, VGR Merger Sub Inc. (“VGR”) was incorporated under the laws of the state of Delaware to facilitate the acquisition of Green Roads Founders LLC and associated Companies (“Green Roads”) (Note 24).

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2020. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2. BASIS OF PREPARATION – continued

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on July 14, 2021.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Farms, Labs, Pommies, VAPL, VGR, and LYF. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current year’s presentation.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2. BASIS OF PREPARATION – continued

iv)	Valuation and impairment testing of intangible assets and goodwill. This assessment included a consideration of external and internal indicators that the asset may be impaired.

v)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vi)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

vii)	Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to measure the contingent consideration and to assess whether it should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

viii)	In determining the allocation of the purchase price, estimates are used based on market research and appraisal values. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at May 31, 2021, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

3. APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards that are effective for the current year:

(i) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company’s condensed interim consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3. APPLICATION OF NEW ACCOUNTING STANDARDS – continued

B.            New IFRS Standards in issue but not yet effective:

(ii) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4.	MARKETABLE SECURITIES AND DERIVATIVES

	May 31,	November 30,
	2021	2020
	$	$
Common shares of Canadian licensed producer	-	750
Purchase warrants of Canadian licensed producer	-	282
	-	1,032

On September 4, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement. The Company received 3,333,333 common shares and 3,333,333 warrants with an exercise price of $0.40 for a term of three years. During the six months ended May 31, 2021, the 3,333,333 common shares were sold for a realized gain of $44 and the 3,333,333 warrants were sold for a realized gain of $351.

5.	TRADE AND OTHER RECEIVABLES

	May 31,	November 30,
	2021	2020
	$	$
Trade accounts receivable	37,743	25,692
Less: trade receivables valuation allowance	(759)	(589)
Net trade accounts receivable	36,984	25,103
Unbilled revenue on products/services transferred over time	27	366
GST recoverable	284	229
Other receivables	129	-
Employee tax receivable (Note 16)	-	771
Government assistance receivable (Note 15)	1,357	1,075
	38,781	27,544

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6.	BUSINESS ACQUISITIONS

Acquisition of LYF

On March 5, 2021, the Company entered into an agreement to acquire all of the shares of LYF (“Agreement”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. The transaction constituted a business combination under IFRS 3, Business Combinations.

As of the reporting date, the Corporation has not finalized the purchase price allocation over the identifiable net assets and goodwill as information to confirm the fair value of certain assets and liabilities remains to be obtained. Therefore, certain balances are preliminary and there may be future adjustments (as mentioned below). The consideration paid at closing was $18,409, which is comprised of $3,909 cash and 8,333,480 common shares valued at $14,500. In addition, there were 984,615 common shares, valued at $1,713 placed in escrow subject to release based on the indemnity provisions of the Agreement.

The contingent consideration of $2,810 represents four earn-out EBITDA milestone payments of which two milestones end February 28, 2022 (with a total potential payout of $7,500 and currently valued at $1,425) and two milestones end February 28, 2023 (with a potential payout of $10,000 and currently valued at $1,385). The contingent consideration can be settled using cash or common shares at the Company’s discretion. 1,282,051 of the Company’s shares were placed into escrow subject to release upon the achievement of the first earn-out EBITDA milestone ending February 28, 2022. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and will be subsequently reviewed and remeasured on a quarterly basis.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets (awaiting an independent third party valuation and currently bundled into goodwill), fair value of property, plant and equipment (awaiting an independent third party valuation), and the allocation of goodwill. Additionally, changes in deferred taxes may also arise as fair value adjustments are finalized.

		Number of	Amount
Consideration	Note	Shares	$
Cash paid on closing			3,909
Shares issued on closing		8,333,480	14,500
Contingent consideration (provisional)		Note (i)	2,810
Indemnity shares		984,615	1,713
Working capital adjustment			(129)
Financing liabilities assumed			802
Total fair value of consideration			23,605
Net assets acquired
Current assets
Cash			196
Accounts receivable			150
Prepaid expenses and other current assets			243
Inventory			1,695
Non-current assets
Prepaid deposits			82
Property, plant and equipment (provisional)			6,086
Total assets			8,452
Current liabilities
Accounts payable and accrued liabilities			2,538
Non-current liabilities
Deferred taxes			-

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6.	BUSINESS ACQUISITIONS – continued

Total liabilities	2,538
Total net assets acquired	5,914
Purchase price allocation
Net identifiable assets acquired	5,914
Goodwill (provisional)	17,691
23,605
Net cash outflows
Cash consideration paid	(3,909)
Cash acquired	196
(3,713)
Acquisition costs expensed
Three and six months ended May 31, 2021	220

(i)	Milestone consideration can be settled using cash or common shares at the Company’s discretion. 1,282,051 shares are currently held in escrow related to the first milestone.

During the three and six months ended May 31, 2021, the Company’s consolidated revenue included $540 and $540 from LYF. In addition, for the three and six months ended May 31, 2021, the Company’s consolidated loss and comprehensive loss included a net loss of $805 and $805 from LYF. If LYF had been acquired on December 1, 2020, total revenue would have been $820 and the net loss would have been $2,871.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	May 31,	November 30,
	2021	2020
	$	$
Deposits – raw material inventory	8,854	8,759
Deposits – leases and equipment	851	2,707
Prepaid expenses	2,474	964
Restricted short-term investments	201	100
	12,380	12,530

The restricted short-term investment balance consists of $100 and $101 guaranteed investment certificates maturing on August 20, 2021 and June 10, 2021, respectively, and bearing annual interest rates of 0.10% and 0.75% respectively. These investments are held as security for corporate credit card facilities.

8.	PROMISSORY NOTE RECEIVABLE

Canadian licensed producer
$
Balance, November 30, 2020	1,409
Additions	-
Interest and fees	205
Repayment	(1,614)
Balance, May 31, 2021	-

On September 4, 2020, the Company converted a $1,360 trade accounts receivable balance of a Canadian licensed producer to a promissory note in the amount of $1,360 which accrued interest at 15% per annum. The promissory note held a second ranking security interest, to the senior lender, over the licensed producers’ assets. On February 23, 2021, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

				Computer	Office
				equipment	furniture	Lab and	Right-
				and	and	production	of-use
	Land	Buildings	Leaseholds	software	equipment	equipment	asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2019	3,699	13,759	116	546	659	11,554	-	30,333
Additions	-	21,447	332	342	364	3,238	4,969	30,692
Disposals	-	-	-	(88)	-	(366)	(285)	(739)
Balance, November 30, 2020	3,699	35,206	448	800	1,023	14,426	4,684	60,286
Additions	-	2,797	1,183	154	140	4,784	-	9,058
Additions from LYF
acquisition (Note 6)	800	3,531	-	26	320	1,409	-	6,086
Disposals	-	(7)	-	-	-	(40)	-	(47)
Balance, May 31, 2021	4,499	41,527	1,631	980	1,483	20,579	4,684	75,383
Accumulated depreciation
Balance, November 30, 2019	-	779	-	348	362	2,470	-	3,959
Depreciation	-	417	9	193	193	2,124	487	3,423
Disposals	-	-	-	(86)	-	(23)	(143)	(252)
Balance, November 30, 2020	-	1,196	9	455	555	4,571	344	7,130
Depreciation	-	561	13	111	121	1,116	342	2,264
Disposals	-	-	-	-	-	(8)	-	(8)
Balance, May 31, 2021	-	1,757	22	566	676	5,679	686	9,386
Carrying value
November 30, 2020	3,699	34,010	439	345	468	9,855	4,340	53,156
May 31, 2021	4,499	39,770	1,609	414	807	14,900	3,998	65,997

During the three and six months ended May 31, 2021, the Company recognized $1,276 and $2,264 of depreciation (three and six months ended May 31, 2020 – $817 and $1,558). Of this amount, $410 and $724 was applied to inventory during the three and six months ended May 31, 2021 (three and six months ended May 31, 2020 - $240 and $407).

10.	INTANGIBLE ASSETS

	SoRSE Manufacturing and Sales License	Customer Relationships	Micro- Processing License Application	Brand	Other	Total
	$	$	$	$	$	$
Cost
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, November 30, 2020	38,449	430	2,980	130	44	42,033
Additions	-	-	-	-	157	157
Balance, May 31, 2021	38,449	430	2,980	130	201	42,190
Accumulated amortization
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Amortization	7,118	215	-	-	9	7,342
Balance, November 30, 2020	9,972	233	-	-	9	10,214
Amortization	3,560	107	-	-	4	3,671
Balance, May 31, 2021	13,532	340	-	-	13	13,885
Carrying value
November 30, 2020	28,477	197	2,980	130	35	31,819
May 31, 2021	24,917	90	2,980	130	188	28,305

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	INVENTORY

	May 31,	November 30,
	2021	2020
	$	$
Dried cannabis and hemp biomass	2,290	3,558
Extracted cannabis and hemp oils	9,271	12,601
Beverage finished goods	71	59
Packaging and supplies	5,324	3,650
	16,956	19,868
Less: Inventory valuation allowance	(1,736)	(5,485)
	15,220	14,383

Inventory expensed to cost of sales for the three and six months ended May 31, 2021 was $11,453 and $23,649 (three and six months ended May 31, 2020 - $9,076 and $20,046). During the three and six months ended May 31, 2021, the Company recorded an inventory valuation allowance of $194 and $545 (three and six months ended May 31, 2020 - $1,470 and $3,894.)

12.	CREDIT FACILITY

Term Loan	$
Balance, November 30, 2020	9,500
Additions	-
Repayment (i)	(1,000)
Balance, May 31, 2021	8,500
Deferred financing costs
Balance, November 30, 2020	562
Additions	-
Accretion (ii,iii)	(562)
Balance, May 31, 2021	-
Total term loan, net of deferred financing costs	8,500
Current portion (iii)	(8,500)
Non-current portion	-

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020 the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at May 31, 2021. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants.

On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants. The Company incurred and deferred $57 to secure the amendment, which costs are included in the value of the term loan and amortized over the remaining life of the loan.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

12.	CREDIT FACILITY – continued

i.	The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

ii.	The Company incurred and deferred $606 to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method. As at May 31, 2021, the applicable interest rate on the term loan was 4.4%. For the three and six months ended May 31, 2021, the Company incurred financing costs on the Credit Facility of $200 and $324 (three and six months ended May 31, 2020 - $606 and $606).

iii.	As of May 31, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance of the loan was classified as current and recorded at the amount due on demand. Additionally, during the six months ended May 31, 2021, the Company accelerated the accretion of deferred financing costs associated with the credit facility, resulting in the recognition of $506 of accelerated accretion.

Subsequent to May 31, 2021, on June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the financial covenants relief (in the form of a pre-emptive waiver) for each of the fiscal quarters ending from the date of the waiver to February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders.

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2021	$1,250
2022	2,750
2023	4,500
8,500

13.	CONTRACTUAL OBLIGATION

Balance, November 30, 2019	$-
Contract Execution	11,227
Accretion	611
Payment	(964)
Foreign exchange gain	(173)
Balance, November 30, 2020	10,701
Accretion	264
Payment	(1,545)
Foreign exchange gain	(673)
Balance, May 31, 2021	8,747
Current portion	(2,338)
Non-current portion	6,409

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	For the three months ended		For the six months ended
		May 31,		May 31,
	2021	2020	2021	2020
	$	$	$	$
Toll processing and co-packing	1,489	7,328	3,234	23,649
Product sales	16,884	9,905	34,737	25,137
Analytical testing	391	394	807	821
	18,764	17,627	38,778	49,607
Products transferred at a point in time	17,275	7,328	35,544	23,649
Products/services transferred over time	1,489	10,299	3,234	25,958
	18,764	17,627	38,778	49,607

15.	GOVERNMENT ASSISTANCE

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

As at May 31, 2021, the Company qualified to receive the CEWS, and of the $2,231 and $4,098 applied for in the three and six months ended May 31, 2021, $874 and $2,741 (May 31, 2020 - $919 and $919) has been received with $1,357 (May 31, 2020 - $nil) accrued for under trade and other receivables (Note 5). For the $2,231 and $4,098 applied for in the three and six months ended May 31, 2021, the Company has applied the CEWS as a reduction against the following:

	For the three months ended		For the six months ended
		May 31,		May 31,
	2021	2020	2021	2020
	$	$	$	$
Inventory	114	-	261	-
Cost of sales	322	-	510	-
Wages and salaries	1,795	919	3,327	919
	2,231	919	4,098	919

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents, Senior Vice Presidents and directors of the Company.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	RELATED PARTY TRANSACTIONS – continued

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	For the three months ended		For the six months ended

	2021	May 31, 2020	2021	May 31, 2020
	$	$	$	$
Management and consulting fees	-	153	-	305
Wages and salaries	554	357	1,082	695
Share-based payments	985	1,200	2,210	2,683
Joint venture termination cost	-	-	-	931
	1,539	1,710	3,292	4,614

As at May 31, 2021, other non-current receivables included $897 due from key management personnel in connection with payroll taxes resulting from share-based payments. As at November 30, 2020 these receivables were $771 and included in trade and other receivables. On January 20, 2021, repayment terms on these receivable balances were agreed to with key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum. For the three and six months ended May 31, 2021, the balances accrued $5 and $9 of interest income.

17.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Six months ended May 31, 2021:

(a)	The Company issued 84,234 common shares in connection with the vesting and release of 168,457 RSUs resulting in an increase to share capital of $79 and a decrease in cash and cash equivalents of $212 in relation to withholding taxes paid.

(b)	The Company issued 3,500 common shares at a price of $2.55 per common share in connection with the exercise of warrants for gross proceeds of $9. As a result of the exercise of the warrants, the fair value of the warrants amounting to $1 was reclassified from reserves to share capital;

(c)	The Company issued 217,704 common shares in connection with the exercise of options for gross proceeds of $481. As a result of the exercise of options, the fair value of the options amounting to $432 was reclassified from reserves to share capital;

(d)	On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929.

(e)	The Company issued 305,000 common shares in connection with employment compensation agreements resulting in a decrease in the obligation to issue shares of $222 and increase in share capital of $468.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES - continued

(f)	The company issued 9,318,095 common shares valued at $16,214 in connection with the acquisition of LYF (Note 6)

Six months ended May 31, 2020:

(g)	The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital;

(h)	The Company issued 31,250 common shares in connection with the exercise of options for gross proceeds of $60. As a result of the exercise of options, the fair value of the options amounting to $57 was reclassified from reserves to share capital;

(i)	The Company issued 600,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $960 and increase in share capital of $960;

(j)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 10); and,

(k)	The Company cancelled 43,600 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54.

Warrants

The following table summarizes warrant activity during the six months ended May 31, 2021 and the year ended November 30, 2020:

	Number	Weighted Average
	of Warrants	Exercise Price
		$
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Expired	-	-
Balance, outstanding November 30, 2020	8,901,098	3.93
Issued	9,682,000	2.55
Exercised	(3,500)	2.55
Expired	(7,901,098)	3.96
Balance, outstanding May 31, 2021	10,678,500	2.66

The following table summarizes the warrants outstanding as at May 31, 2021:

Warrants	Warrants	Exercise price
Outstanding	Exercisable	$	Expiry date
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
9,678,500	9,678,500	2.55	January 29, 2024
10,678,500	10,678,500

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officer	300,000	600,000	450,000	1,350,000

Of the amount recognized for the obligation to issue shares, for the three and six months ended May 31, 2021, $176 and $379 was recorded as share-based payments expense related to the issue of 150,000 shares and 350,000 shares (three and six months ended May 31, 2020 - $408 and $894 related to the issue of 300,000 shares and 600,000 shares).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies, 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. In connection with the acquisition of LYF, 2,266,666 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. At May 31, 2021 these shares remain in escrow as the milestones have not yet been achieved.

Omnibus long-term incentive plan

The Company has in place an omnibus long-term incentive plan (“LTIP”), which allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

LTIP option plan

The following table summarizes LTIP stock option activity during the six months ended May 31, 2021 and the fiscal year ended November 30, 2020:

		Weighted Average
	Number of	Exercise Price
	Options	$
Balance outstanding, November 30, 2019	-	-
Issued	1,618,481	1.73
Cancelled and forfeited	(574)	1.73
Balance outstanding, November 30, 2020	1,617,907	1.73
Issued	150,000	3.47
Exercised	(27,371)	1.73
Cancelled and forfeited	(41,330)	1.73
Balance outstanding, May 31, 2021	1,699,206	1.88
Options exercisable, May 31, 2021	772,233	1.73

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

The following table summarizes the LTIP stock options outstanding and exercisable as at May 31, 2021:

		Exercise price
Options outstanding	Options exercisable	$	Expiry date
150,000	-	3.47	May 16, 2026
1,699,206	772,233	1.73	October 18, 2025

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2021	2020
Average dividend per share	-	-
Average forecasted volatility	96.5%	111%
Average risk-free interest rate	0.95%	0.35%
Average expected life	5 years	5 years
Forfeiture rate	4.68%	5.52%
Fair value – weighted average of options issued	$2.52	$1.36

LTIP RSU’s and DSU’s

The following table summarizes LTIP RSU and DSU activity during the six months ended May 31, 2021 and the fiscal year ended November 30, 2020:

		Weighted
		Average Issue
	Number of	Price of
	RSUs and	RSUs/DSUs
	DSUs	$
Balance outstanding, November 30, 2019	-
Issued	1,207,875	1.73
Released and issued	(340,355)	1.73
Balance outstanding, November 30, 2020	867,520	1.73
Issued	131,140	2.29
Released and issued	(168,457)	1.73
Cancelled and forfeited	(12,019)	1.73
Balance outstanding, May 31, 2021	818,184	1.82

The following table summarizes the LTIP RSUs and DSUs outstanding as at May 31, 2021:

RSUs and DSUs outstanding	Grant date
687,044	October 19, 2020
84,265	February 26, 2021
46,875	May 27, 2021
818,184

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

Legacy option plan

The following table summarizes legacy stock option activity during the six months ended May 31, 2021 and the fiscal year ended November 30, 2020:

		Weighted Average
	Number of	Exercise Price
	Options	$
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(436,650)	0.75
Cancelled and forfeited	(408,750)	3.36
Balance outstanding, November 30, 2020	6,827,962	2.84
Exercised	(190,333)	2.28
Cancelled and forfeited	(206,666)	4.03
Balance outstanding, May 31, 2021	6,430,963	2.82
Options exercisable, May 31, 2021	4,818,473	2.55

The following table summarizes the legacy stock options outstanding and exercisable as at May 31, 2021:

		Exercise price
Options outstanding	Options exercisable	$	Expiry date
538,462	538,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,234,167	1,864,996	1.95	October 13, 2023
750,000	500,000	4.21	May 26, 2024
2,088,334	1,242,515	4.32	July 14, 2024
220,000	72,500	2.79	October 14, 2024
6,430,963	4,818,473

Share-based payments

For the three and six months ended the Company recorded the following share-based payments:

	For the three months ended		For the six months ended
		May 31,		May 31,
	2021	2020	2021	2020
Legacy stock options	472	1,744	1,147	3,976
LTIP stock options	267	-	652	-
LTIP RSUs and DSUs	330	-	798	-
Obligation to issue shares	176	408	379	895
	1,245	2,152	2,976	4,871

18.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three and six months ended May 31, 2021 and May 31, 2020 is as follows:

	For the three months ended		For the six months ended
		May 31,		May 31,
	2021	2020	2021	2020
	$	$	$	$
Income (loss) before income taxes	(10,539)	(4,020)	(17,661)	1,490
Statutory rate	27%	27%	27%	27%
Expected income tax (recovery) at statutory rates	(2,846)	(1,085)	(4,768)	402
Change in statutory rates and other	(31)	2	(31)	1
Permanent differences	384	569	856	1,171
Share issue costs	791	-	-	-
Adjustment to prior year provision versus statutory tax return	39	(732)	39	(732)
Change in unrecognized deductible temporary differences	(217)	754	1,055	1,633

Income taxes	(1,880)	(492)	(2,849)	2,475

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at May 31, 2021 are summarized in the following table:

		Financial assets
		/ liabilities
		designated as
		fair value
	Amortized	through profit
	cost	and loss	Total
	$	$	$
Assets
Cash	23,926	-	23,926
Restricted short-term investments	-	201	201
Receivables (excluding unbilled revenue)	38,754	-	38,754
Liabilities
Accounts payable and accrued liabilities	16,397	-	16,397
Contingent consideration	-	2,810	2,810
Contractual obligation	8,747	-	8,747
Lease liabilities	4,179	-	4,179
Term loan	8,500	-	8,500

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

c)    Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above. The fair value of financial instruments not carried at fair value were assessed using level 2 inputs.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

The fair values of restricted short-term investments were measured based on level 1 inputs.

The fair value of contingent consideration was measured based on level 3 inputs. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At May 31, 2021, the Company had cash, and restricted short-term investments of $24,127 and a balance of $8,500 on a term loan (November 30, 2020 - $20,444 and $9,500). At May 31, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $241 (November 30, 2020 - $204) and a reduction of interest expense of $85 (November 30, 2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $19,295 in trade accounts receivable outstanding over 60 days at May 31, 2021 (November 30, 2020 – $11,127). The expected credit loss for overdue balances is estimated to be $759 (November 30, 2020 - $573) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at May 31, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded an expected credit loss provision representing 43% of the total balance. Of the Company’s trade receivables outstanding at May 31, 2021, 49% are held with four Health Canada licensed customers of the Company and 9% are held with three provincial boards (November 30, 2020 – 50% held with two Health Canada licensed customer and 18% held with provincial boards).

The carrying amount of cash, restricted short-term investments, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at May 31, 2021, this amounted to $63,805 (November 30, 2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 44% and 44% of total revenue in the three and six months ended May 31, 2021 (May 31, 2020 – four Health Canada licensed customers representing 89% and 77% of total revenue in the three and six months ended). The Company recorded sales from three provincial boards representing 32% and 36% of total revenue in the three and six months ended May 31, 2021 (May 31, 2020 – nil provincial boards representing nil% of total revenue).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at May 31, 2021, the Company has $24,127 of cash and restricted short-term investments (November 30, 2020 - $20,444). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation, contingent consideration and term loan with a carrying amount of $29,180 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at May 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $878 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at May 31, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $739 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	May 31, 2021	May 31, 2020
	$	$
Equipment accrued through accounts payable	329	3,928
Shares issued to acquire intangible asset	-	5,070
Contractual obligation incurred to acquire intangible asset	-	11,227
Share units released – non-cash portion	291	-
Settlement of obligation to issue shares	601	960
Exercise of warrants – non-cash portion	1	-
Exercise of options – non-cash portion	432	-
Settlement of finders’ fee payable	-	99
Warrants issued pursuant to bought deal financing	4,066	-
Right of use assets acquired through lease liability	-	2,873

Total interest paid during the three and six months ended May 31, 2021 was $200 and $324 (three and six months ended May 31, 2020 - $606 and $606)

22.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has purchase commitments for hemp and cannabis biomass totalling $6,823 over the next year.

In May 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	COMMITMENTS AND CONTINGENCIES – continued

Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at May 31, 2021 the onerous contract liability remains with a balance of $411. The Company did not identify other onerous contracts in fiscal 2021.

(b)	Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at May 31, 2021, there remains $7,386 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	7,746
2022	1,847
2023	1,847
2024	1,847
2025	923
Thereafter	-
14,210

23.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC, the LYF manufacturing facility in Kelowna, BC, and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION – continued

The operating segments for the three months ended:

	May 31, 2021				May 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	18,635	1,023	(894)	18,764	17,233	730	(336)	17,627

Cost of sales & inventory allowance	15,039	153	(564)	14,628	11,255	221	(167)	11,309
	3,596	870	(330)	4,136	5,978	509	(169)	6,318
Other operating expenses	9,717	255	5,002	14,974	5,471	65	4,445	9,981
	(6,121)	615	(5,332)	(10,838)	507	444	(4,614)	(3,663)
Non- operating (income) expense	(1,185)	170	(1,164)	(2,179)	(205)	124	(54)	(135)
Net income (loss)	(4,936)	445	(4,168)	(8,659)	712	320	(4,560)	(3,528)

Total assets	73,657	1,602	134,725	209,984	71,624	1,599	128,081	201,304
Total liabilities	16,142	291	24,875	41,308	21,277	273	37,584	59,134

The geographical breakdown for the three months ended:

	May 31, 2021			May 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	18,716	48	18,764	17,627	-	17,627

Included in net revenue arising from the cannabis operations segment is $2,869 from Customer A, $2,423 from Customer B, $2,290 from Customer C, $2,100 from Customer D, and $2,068 from Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the three months ended May 31, 2021 (Three months ended May 31, 2020 – Customer D $7,881, Customer G $4,183, Customer H $1,908, and Customer E $1,726).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION – continued

The operating segments for the six months ended:

	May 31, 2021				May 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	38,233	1,719	(1,174)	38,778	48,786	1,327	(506)	49,607

Cost of sales & inventory allowance	30,400	267	(795)	29,872	25,064	387	(249)	25,202
	7,833	1,452	(379)	8,906	23,722	940	(257)	24,405
Other operating expenses	17,463	478	8,950	26,891	11,935	209	9,389	21,533
	(9,630)	974	(9,329)	(17,985)	11,787	731	(9,646)	2,872
Non-operating (income) expense	(2,050)	184	(1,307)	(3,173)	3,174	192	491	3,857
Net income (loss)	(7,580)	790	(8,022)	(14,812)	8,613	539	(10,137)	(985)
Total assets	73,657	1,602	134,725	209,984	71,624	1,599	128,081	201,304
Total liabilities	16,142	291	24,875	41,308	21,277	273	37,584	59,134

The geographical breakdown for the six months ended:

	May 31, 2021			May 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	38,672	106	38,778	49,607	-	49,607

Included in net revenue arising from the cannabis operations segment is $5,728 from Customer C, $4,752 from Customer A, $4,581 from Customer F, $4,552 from Customer B, and $3,927 from Customer E. Customers A through F each contributed 10 per cent or more to the Company’s net revenue for the six months ended May 31, 2021 (Six months ended May 31, 2020 – Customer D $13,978, Customer G $11,675, Customer E $6,997, and Customer H $5,301).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended May 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

24.	SUBSEQUENT EVENTS

Bought Deal

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 13,940,300 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,484.

Green Roads Acquisition

On June 21, 2021, the Company announced that it has closed the acquisition of all of the issued and outstanding shares of Green Roads and its manufacturing subsidiary (collectively, “Green Roads”) in a cash and share transaction for closing consideration of $40,000 USD ($14,600 USD / $18,044 CAD cash and 12,284,178 common shares) plus up to an additional $20,000 USD in consideration payable upon the business achieving certain earn-out EBITDA milestones. Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, the company produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed as well as the measurement of any contingent consideration.